COMMENTS RECEIVED ON 03/08/2019

FROM EDWARD BARTZ

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Fidelity Series Total Market Index Fund

POST-EFFECTIVE AMENDMENT NO. 124

1. C.

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

2.

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit a completed fee table and hypothetical expense table when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

3.

“Fund Summary” (prospectus)

“Fee Table”

“[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the class of shares of the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed 0.014% (the Expense Cap). If at any time during the current fiscal year expenses for the class of shares of the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of fiscal year any expenses that were reimbursed during the fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through June 30, 2022. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.]”

C:

The Staff requests we revise the language in the footnote regarding recouping during the fiscal year to add “the” before the disclosure “fiscal year any” and “current” before the disclosure “fiscal year up to”.

R:

Based on the updated expense information in the fund’s fee table, the footnote is not applicable and will be removed.  However, for purposes of future prospectus filings, the footnote will be revised as follows:

“[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the class of shares of the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed 0.014% (the Expense Cap). If at any time during the current fiscal year expenses for the class of shares of the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through June 30, 2022. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.]”

4.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the rebalancing and reconstitution process of the index, including frequency.

R:

We are not aware of a requirement to disclose the methodology of a third party index or details surrounding its rebalancing and reconstitution process. We believe the description provided for the fund’s Dow Jones (a third party) index, as provided in the “Investment Details” section, is sufficient. Accordingly we have not modified disclosure.

5.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose that the index includes small and mid-cap companies and requests we add small and mid-cap risks.

R:

We believe the description provided for the fund’s Dow Jones (a third party) index, as provided in the “Investment Details” section, is consistent with the index provider’s description and is sufficient. In addition, the risks associated with small- and mid-cap investing are not principal investment risks of the fund. Accordingly, we have not modified disclosure. Note, however, that while not principal risks per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”-“Stock Market Volatility.”

6.

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether the index is currently concentrated in any industry. If so, the Staff requests we disclose the industry and add a corresponding risk.

R:

Based on the publicly available information on the fund’s underlying index, the identified index is not currently concentrated in any single industry.

7.

“Investment Details” (prospectus)

“Other Investment Strategies”

 C:

The Staff requests we confirm that, if derivatives are included in the calculation of the fund’s compliance with its 80% policy, they are valued at their market values.

 R:

Although we understand that in appropriate circumstances derivatives may qualify for the fund’s name test, the fund confirms that, at this time, the fund is not expected to count derivatives toward its 80% policy. The fund also confirms that, to the extent that it counts derivatives toward its 80% policy, the fund would value its derivatives positions using their mark to market values.

8.

“Additional Index Information” (prospectus)

 C:

The Staff requests we file the license agreement as an exhibit to the registration statement pursuant to Item 28(h) of Form N-1A.

 R:

We do not believe that an index licensing agreement constitutes a “material contract” that must be filed pursuant to Item 28(h) of Form N-1A. Accordingly, we have not filed the agreement.